BLACKWELL 3D CONSTRUCTION CORP.

December 12, 2025

US Securities and Exchange Commission

Division of Corporation Finance

Attn: Stacie Gorman

Washington, D.C. 20549

Re:	BLACKWELL 3D CONSTRUCTION CORP. (the “Company”)
Offering Statement on Form 1-A
Filed September 16, 2025
File No. 024-12666

Dear Ms Gorman:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the “Act”), Blackwell 3D Construction Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 pm., Eastern Time on Monday, December 15, 2025, or as soon thereafter as is practicable.

We understand that the Commission will not be reviewing the filing.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosures in the filing; and
•	The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact our counsel, Jonathan Leinwand at (954) 903-7856.

Thank you in advance for your assistance.

Very Truly Yours,

BLACKWELL 3D CONSTRUCTION CORP.

By:	/s/ Mohammed Zaveri

Mohammed Saif Zaveri

(Principal Executive Officer)